Exhibit 99.1

OrangeKloud partners with AI Singapore (AISG) to enhance No-Code App Building Technology with Artificial Intelligence

SINGAPORE, August 20, 2024 – OrangeKloud Technology Inc. (Nasdaq: ORKT) (“OrangeKloud” or “the Company”), a Singapore-based technology company offering the eMOBIQ® No-Code platform for development of mobile applications, today announced a collaboration with AI Singapore (AISG) under the latter’s flagship 100 Experiments (100E) programme.

As per the collaboration, the project will:

●	Create a chain of AI agents — autonomous software systems — that work together to build an automated app development process.

●	Eliminate the need to utilize code syntax as well as manual drag-and-drop in the app-building process, enabling an environment where everybody, even non-programmers, can build faster and more easily via natural language.

●	Build enterprise applications rapidly by leveraging state-of-the-art AI and proprietary engineering techniques to combine large language model (LLM) knowledge and enterprise domain expertise .

●	Reduce the time needed to progress from an initial idea to a functional App, from weeks to hours.

“We are excited with this collaboration,” said OrangeKloud CEO Alex Goh. “Once deployed, this solution could place our company at the center of Singapore’s drive to enhance its AI capabilities. The synthesis of No-Code technology with AI has vast potential, we believe, for the rapid, intuitive creation of enterprise apps by non-programmers – a development that could have immense benefit for Singapore’s digital economy.”

AISG’s Director of AI Innovation, Laurence Liew added, “Under AISG’s 100E collaboration with OrangeKloud, the utilization of AI together with OrangKloud’s technology has allowed the team to build a highly productive No-Code app building platform. This will accelerate OrangKloud’s customers ability to design, build and deploy apps quickly.”

Mr. Goh said that the collaboration has the potential for “significant commercial value.”

About OrangeKloud Technology Inc.

OrangeKloud Technology Inc. (NASDAQ: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. A suite of eMOBIQ® mobile applications designed to digitalize and streamline operations in warehousing, sales ordering, delivery, manufacturing, and other key areas. The industry sectors focused on include Food Services & Manufacturing, Precision Engineering, Construction, etc.

About AI Singapore (AISG)

AI Singapore (AISG) is a national programme launched by the National Research Foundation (NRF), Singapore, to catalyse, synergise and boost Singapore’s artificial intelligence (AI) capabilities to power our future digital economy.

AISG will bring together all Singapore-based research institutions and the vibrant ecosystem of AI start-ups and companies developing AI products, to perform use-inspired research, grow the knowledge, create the tools, and develop the talent to power Singapore’s AI efforts.

AISG is driven by a government-wide partnership comprising NRF, Smart Nation Group (SNG), Infocomm Media Development Authority (IMDA), Economic Development Board (EDB), Enterprise Singapore (EnterpriseSG), amongst others.

For more information on AI Singapore, please visit https://www.aisingapore.org.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and OrangeKloud Technology Inc. specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

OrangeKloud Technology Inc. IR Contact

1 Yishun Industrial Street 1 #04-27/28 & 34 A’Posh Bizhub

Singapore 768160

(+65) 6317 2050

Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com